UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8/SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILE DPURSUANT
TO RULE 13D-2(A)

rStar Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

98912E 10 0

(CUSIP Number of Class of Securities)

GILAT SATELLITE NETWORKS LTD.
21 Yegia Kapayim Street, Petah Tikva, Israel
Tel: 972-3-925-2003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Jonathan Klein, Esq.
Piper Rudnick LLP
1251 Avenue of the Americas
New York, New York 10020-1104
Tel: (212)835-6102
Fax: (212)835-6001

December 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98912E 10 0

1	Names of Reporting Persons. Gilat Satellite Networks, Ltd. I.R.S. Identification Nos. of above persons (entities only). Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 88,707,564 shares
	8	Shared Voting Power
	9	Sole Dispositive Power : 88,707,564 shares
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 88,707,564 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 84.9%
14	Type of Reporting Person (See Instructions) CO

        This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D filed by Gilat Satellite Networks Ltd., an Israeli corporation (“Gilat”), on May 21, 2001 (as amended through the date hereof).

Item 3.	Source and Amount of Funds or Other Consideration

        The information provided in response to Item 4 below is incorporated herein by reference.

Item 4.	Purpose of Transaction

        On November 25, 2003, we entered into a stock purchase agreement to purchase 9,672,031 shares of rStar Corporation common stock (or 9.3% of the issued and outstanding rStar common stock) from Lance Mortensen, the former chief executive officer of rStar, Michael Arnouse, a former director of rStar, and Charles Appleby, a former director of rStar, and/or entities controlled by them. This negotiated purchase is the first step in a series of transactions through which Gilat intends to take rStar private through a going-private transaction. These stockholders will receive cash consideration of $0.60 per share of rStar common stock held by them in the negotiated purchase, subject to adjustment if Gilat pays a higher price per share to other rStar stockholders. Pursuant to this agreement, the selling stockholders have agreed, and have agreed to cause their affiliates:

•	pending the short-form merger, to vote all rStar common stock held by them in the same manner as Gilat, including with respect to the going-private transaction;

•	pending the short-form merger, not to acquire or sell any shares of rStar common stock; and

•	release Gilat and its affiliates from any claims which they or their affiliates may have against them.

        Pursuant to the stock purchase agreement, Gilat has agreed to use commercially reasonable efforts to consummate the short-form merger no later than 30 days after the consummation of the stock purchase, subject to its obligations under Rule 13E-3. The closing of the transactions contemplated by the stock purchase agreement is subject to customary conditions, including the final disposition of all comments of the SEC on Gilat’s Schedule 13E-3 with respect to the going-private transaction involving rStar. A copy of the stock purchase agreement is attached to this Amendment No. 8 as Exhibit (2).

        Gilat had previously announced that it was contemplating acquiring all of the outstanding shares of rStar it does not currently own through a tender offer, and in the event not all of the shares would be tendered but more than 90% of the shares would be held by Gilat after such tender offer, to follow with a short form merger. As a result of the agreement to acquire an additional 9.3% of rStar shares, Gilat does not intend to undertake a tender offer for rStar shares. After the consummation of the negotiated purchase described above and the final disposition of all comments on the Schedule 13E-3, Gilat intends, and the purpose of the acquisition of rStar common stock described in this Item 4 is, to cause rStar to file a Form 15 to deregister its common stock under the Exchange Act and to delist the rStar common stock from the NASDAQ SmallCap Market.

Item 5.	Interest in Securities of the Issues

The information provided in response to Item 4 above is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information provided in response to Item 4 above is incorporated herein by reference. The stock purchase agreement discussed in Item 4 above is filed as Exhibit 2 to this Amendment No. 8.

Item 7.	Material to be Filed as Exhibits

        The exhibit listed on the Index of Exhibits of this Amendment No. 8 is filed herewith.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2003

BY: /S/ Oren Most —————————————— Oren Most Chief Executive Officer and President

INDEX OF EXHIBITS

Exhibit No.	Description
2	Agreement dated November 25, 2003 between Gilat Satellite Networks Ltd. and certain rStar stockholders

STOCK PURCHASE AGREEMENT

        THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made this 25th day of November, 2003 (the “Effective Date”) by and between Gilat Satellite Networks, Ltd., an Israeli company (the “Purchaser”), Lance Mortensen, an individual resident of the State of California (“Mortensen”), and each of the persons listed on Schedule A attached hereto (together with Mortensen, the persons listed on Schedule A are collectively referred to herein as “Sellers” and each individually as a “Seller”).

        WHEREAS, the Purchaser together with its affiliates holds approximately 85% (the “Gilat Shares”) of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of rStar Corporation, a Delaware corporation (“rStar”); and

        WHEREAS, as soon as practicable following such time as the Purchaser together with its affiliates obtains 90% or more of the issued and outstanding Common Stock, the Purchaser intends to seek to acquire all of the Common Stock not then held by the Purchaser through a short-form merger of a subsidiary of the Purchaser with and into rStar or a similar transaction (the “Merger”), after which the Purchaser intends to seek to cause the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be terminated (together with the Merger, the “Going-Private Transaction”); and

        WHEREAS, each Seller holds of record the number of shares (the “Purchased Shares”) of rStar Common Stock listed next to such Seller’s name on Schedule A hereto; and

        WHEREAS, the Purchaser desires to purchase, and each Seller desires to sell, the Purchased Shares pursuant to the terms and conditions of this Agreement.

        NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

    1.        Purchase and Sale of Securities.

    (a)        Purchase and Sale. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as defined below) and each Seller agrees to sell at the Closing all of the Purchased Shares held by such Seller for a purchase price of $0.60 per Purchased Share (the “Per Share Purchase Price”), subject to any adjustment or adjustments pursuant to clauses (d) and (e) below, payable by wire transfer in immediately available funds (the “Aggregate Purchase Price”) on the Closing Date (as defined below). Subject to the satisfaction or waiver of the conditions set forth in Section 5 hereof, the closing of the purchase and sale of the Purchased Shares (the “Closing”) shall be held at the offices of Piper Rudnick LLP, 1251 Avenue of the Americas, New York, NY 10020 at 10:00 a.m., local time, on the third business day following the satisfaction or waiver of the conditions set forth in Section 6(c) hereto or at such other place and time upon which the Sellers and the Purchaser shall agree. The date on which the Closing actually occurs, which in no event shall be after the termination date (the “Termination Date”) of this Agreement pursuant to Section 7 hereof, is herein referred to as the “Closing Date.”

    (b)        Closing Deliveries. At the Closing:

    (i)        each Seller will deliver to the Purchaser certificates representing the Purchased Shares, free and clear of any Encumbrances (as defined below in Section 3(a)), duly endorsed in blank or accompanied by stock powers duly executed in blank; and

(ii) the Purchaser will deliver the Aggregate Purchase Price payable to each Seller to such Seller.

    (c)        Effects of Closing. The Purchaser and the Sellers agree that, effective at the Closing:

    (i)        any options, warrants or other securities convertible into or exchangeable for shares of Common Stock or other capital stock of rStar held by any Seller shall terminate, be canceled and of no further force and effect whatsoever (the “Purchased Options”); and

    (ii)        any rights or claims any Seller may have, either directly, derivatively or otherwise, against rStar, the Purchaser or any of its affiliates under or pursuant to the Second Amended and Restated Acquisition Agreement, dated as of December 31, 2001, by and among Gilat To Home Latin America (Holland) N.V., a Dutch corporation, rStar and the Purchaser, as amended, shall terminate, be canceled and of no further force and effect whatsoever.

    (d)        Per Share Purchase Price Adjustment. The Purchaser agrees that if it consummates any stock purchase or similar agreement, during the period from the Effective Date through and including the date of the consummation of the Going-Private Transaction (but not including any amounts paid to any holder of Common Stock following the consummation of the Going-Private Transaction in accordance with the provisions of Section 262 of the Delaware General Corporation Law) at a per share purchase price for any shares of rStar Common Stock greater than the Per Share Purchase Price under this Agreement (each, a “Better Offer Price”), the Per Share Purchase Price hereunder shall be adjusted so that each Seller will receive the Better Offer Price; provided, however, that, anything contained in this agreement to the contrary notwithstanding, the foregoing obligation to pay to Best Offer Price to the Sellers shall not apply until the Purchaser acquires or agrees to acquire more than 25,000 shares of Common Stock (in the aggregate) for a price greater than the Per Share Purchase Price. The Per Share Purchase Price to be paid under this Agreement may be adjusted more than once such that the Per Share Purchase Price shall equal the highest Better Offer Price paid by the Purchaser to any rStar stockholder between the Effective Date and the date of the consummation of the Going-Private Transaction. Any such post-Effective Date Per Share Purchase Price adjustment will be made:

    (i)        if such subsequent stock purchase or similar agreement is consummated on or prior to the Closing Date, automatically and without further action by either party through (A) the deemed amendment of the “Per Share Purchase Price” to equal the last Better Offer Price and (B) payment of the adjusted Aggregate Purchase Price at Closing subject to the satisfaction or waiver of the conditions to the obligations of the parties to this Agreement; or

    (ii)        if such subsequent stock purchase or similar agreement is consummated after the Closing Date, through payment of the difference between (A) the Aggregate Purchase Price, adjusted to reflect the Better Offer Price, and (B) the Aggregate Purchase Price previously paid at Closing by wire transfer in immediately available funds within ten business days of the consummation of such subsequent stock purchase or similar agreement.

    (e)        Additional Per Share Purchase Price Adjustment. If the number of outstanding shares of Common Stock is increased or decreased or the Common Stock is changed into or exchanged for a different number or kind of shares or other securities of rStar by reason of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by rStar occurring after the date hereof, any shares or other securities so received by the Seller shall constitute Purchased Shares hereunder and a proportionate and appropriate adjustment shall be made by the Purchaser to the Per Share Purchase Price. Any such adjustment shall not change the Aggregate Purchase Price payable by the Purchaser to any Seller hereunder.

    2.        Representations and Warranties of Purchaser. As a material inducement to each Seller to enter into this Agreement and sell the Purchased Shares hereunder, the Purchaser hereby represents and warrants to each Seller that:

    (a)        Organization; Etc. The Purchaser (i) is a corporation validly existing and in good standing under the laws of Israel, and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

    (b)        Authority Relative to this Agreement. The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the Sellers, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity) (the “Bankruptcy Exceptions”).

    (c)        Consents and Approvals; No Violations. Neither the execution and delivery of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the articles of incorporation or by-laws of the Purchaser, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which the Purchaser is a party or by which the Purchaser or any of its properties or assets are bound, (iii) violate any order, writ, injunction, decree or award rendered by any Governmental Entity (as hereinafter defined) or any statute, rule, law, ordinance or regulation (collectively, “Laws” and, individually, a “Law”) applicable to the Purchaser or any of its properties or assets, or (iv) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any domestic or foreign, federal, state or local governmental or regulatory authority (a “Governmental Entity”) or other third party, except as contemplated by Section 6(c). The Purchaser has the full authority and ability to purchase the Purchased Shares, as contemplated by this Agreement, under applicable Law.

    3.        Representations and Warranties of Seller. As a material inducement to the Purchasers to enter into this Agreement and purchase the Purchased Shares hereunder, each Seller, each with respect to itself only and severally, and not jointly, represents and warrants to the Purchaser that:

    (a)        Title; Agreements. The Seller (i) beneficially holds the Purchased Shares set forth on Schedule A, free and clear of any lien, security interest, mortgage, pledge, hypothecation, charge, preemptive right, voting trust, imposition, covenant, condition, right of first refusal, easement or conditional sale or other title retention agreement or other restriction (an “Encumbrance”), (b) is not a party to any voting trust, proxy or other agreement or understanding with respect to any capital stock of rStar and (c) except for any securities which will be terminated and cancelled in accordance with Section 1(c)(i) above, owns no other, and has no other right to purchase, any capital stock or other securities in rStar. At the Closing, the Purchaser will acquire the Purchased Shares free and clear of any Encumbrance except those arising under applicable securities laws.

    (b)        Authority Relative to this Agreement. The Seller has the full right, power and authority to execute and deliver this Agreement and to perform his, her or its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller, and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary action and no other proceeding on the part of the Seller is necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject only to the Bankruptcy Exceptions.

    (c)        Consents and Approvals; No Violations. Neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated hereby will (i) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which the Seller is a party or by which the Seller or any of its properties or assets are bound, (ii) violate any order, writ, injunction, decree or award rendered by any Governmental Entity or any Law applicable to the Seller or any of its properties or assets, or (iii) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any domestic or Governmental Entity or other third party, except as contemplated by Section 6(c). The Seller has the full authority and ability to sell the Purchased Shares, as contemplated by this Agreement, under applicable Law.

    (d)        Litigation; Claims. There is no litigation, claim, proceeding or government investigation pending or threatened against the Seller which could reasonably be expected to have a material adverse effect on the transactions contemplated by this Agreement.

    (e)        No Brokers. Neither the Seller nor any person acting on behalf of the Seller has agreed to pay a commission, finder’s or investment banking fee, or similar payment in connection with this Agreement or any matter related hereto to any person, nor has any such person taken any action on which a claim for any such payment could be based.

    4.         Covenants.

    (a)        Standstill. During the period from the Effective Date through and including the earlier of the Closing Date or the Termination Date, neither Seller nor any of its affiliates will (and neither Seller nor any of its affiliates will assist or encourage others to), directly or indirectly, unless specifically requested to do so in writing in advance by Purchaser’s Board of Directors:

    (i)        acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act of any of rStar’s assets (other than in the ordinary course of business) or businesses or any voting securities issued by rStar (including through exercise of the Purchased Options), or any rights or options to acquire such ownership, including from a third party;

    (ii)        make, or in any way participate, in any solicitation of proxies or consents with respect to any securities of rStar which are, or may be, entitled to vote in the election of rStar’s directors (“rStar Voting Securities”), become a participant in any election contest with respect to rStar; or seek to advise, encourage or influence any person or entity with respect to the voting of any rStar Voting Securities; or demand a copy of rStar’s stock ledger, list of its stockholders or other books and records; or call or attempt to call any meeting of the stockholders of rStar;

(iii) make any public announcement with respect to, or submit a proposal for, any extraordinary transaction involving rStar or its securities or assets;

(iv) form, join or in any way participate, directly or indirectly, in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any rStar Voting Securities;

(v) otherwise act, alone or in concert with others, directly or indirectly, to seek control of the management, board of directors, or policies of rStar; or

(vi) enter into any negotiations, arrangements or understandings with any third party with respect to any of the matters described in (i) through (v) above.

    (b)        Voting; Lock-Up.

    (i)        During the period from the Effective Date through and including the earlier of the Closing Date or the Termination Date, the Seller shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of rStar Common Stock, however called, or in connection with any written consent of the holders of rStar Common Stock, with respect to the approval of any matter relating to the Going Private Transaction, vote (or cause to be voted) the Purchased Shares in the same manner as the Gilat Shares are voted.

    (ii)        During the period from the Effective Date through and including the earlier of the Closing Date or the Termination Date, the Seller hereby covenants and agrees that, except as contemplated by this Agreement, it shall not (A) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Purchased Shares or Purchased Options, (B) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Purchased Shares or Purchased Options, (C) grant any proxy, power-of-attorney or other authorization in or with respect to such Purchased Shares, (D) deposit such Purchased Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Purchased Shares or (E) grant or permit any Encumbrance on any of the Purchased Shares or Purchased Options.

    (iii)        The voting agreements contained in this Section 4(b), to the extent they may be deemed to grant proxies, shall be deemed to be coupled with an interest and shall be irrevocable for so long as the provisions of this Section 4(b) shall remain in effect.

    (c)        Public Announcements. From and after the date of this Agreement and regardless of any termination of this Agreement, the Seller agrees not to make any public announcement or other disclosure concerning this Agreement or the transactions contemplated herein. Notwithstanding the foregoing, if, upon advice of legal counsel, the Seller determines that public announcement or disclosure is required by applicable Law, including pursuant to the securities laws, then the Purchaser hereto shall have the right to review and comment upon any such filing, report, press release or public statement prior to its issuance.

    (d)        Shareholder Loans. Anything contained in this Agreement to the contrary notwithstanding, with respect to any Seller identified on Schedule A hereto, effective at the Closing, upon delivery of the Purchased Shares by such Seller to the Purchaser in accordance with Section 1(b)(i) hereto: (i) rStar shall be deemed to have acquired (and the Purchaser shall cause to be delivered to rStar) the number of Purchased Shares indicated opposite the Seller’s name on Schedule A (the “Pledged Shares”) in full satisfaction of the non-recourse indebtedness of the Seller to rStar indicated to be owed by the Seller to rStar on Schedule A (the “Debt”); (ii) all obligations of such Seller to repay the Debt shall be deemed to have been satisfied in full; and (iii) the Purchaser shall have no obligation pay the Per Share Purchase Price to such Seller with respect to any of the Pledged Shares.

    (e)        Merger. The Purchaser agrees that, as soon as practicable (but in no event more than 30 days) following the Closing, the Purchaser shall use commercially reasonable efforts to cause the Merger to be consummated, pursuant to which the Purchaser shall cause to be paid to each then remaining shareholder of rStar (other than the Purchaser and its affiliates) an amount for each share of Common Stock then owned by such shareholder, an amount equal to the Per Share Purchase Price. Without limiting the foregoing, the Purchaser agrees to use its reasonable commercial efforts to seek to cause the conditions to the Closing set forth in Section 6(c) to be consummated as promptly as practicably following the date hereof.

    (f)        Information. If required by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), each Seller shall provide the Purchaser with all information related to such Seller required by the Purchaser’s Schedule 13E-3 (the “13E-3”).

    5.         Release.

    (a)        As a material inducement to the Purchaser to enter into this Agreement, effective as of the Closing Date, each Seller and, if applicable, each of their respective officers, directors, stockholders, partners, employees, successors, assigns, affiliates, agents and counsel, past and present (collectively, the “Sellers Releasing Parties”), hereby releases, acquits and forever discharges, other than as expressly set forth in this Agreement, the Purchaser and its subsidiaries and other affiliates and each of its and their respective officers, directors, stockholders, partners, employees, successors, assigns, affiliates, agents and counsel, past and present (collectively, the “Purchaser Released Parties”), of and from any and all actions and causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, demands, liabilities, costs, expenses, attorneys’ fees, damages, indemnities and obligations of every kind, in law or in equity or otherwise, whether known or unknown, suspected or unsuspected, disclosed or undisclosed, which the Sellers Releasing Parties had, or now have, or which the Sellers Releasing Parties can, shall or may have against the Purchaser Released Parties, arising out of or in connection with any prior agreements or transactions between or among the parties hereto, except for this Agreement.

    (b)        As a material inducement to the Sellers to enter into this Agreement, effective as of the Closing Date, the Purchaser and its affiliates and their respective officers, directors, stockholders, partners, employees, successors, assigns, affiliates, agents and counsel, past and present (collectively, the “Purchaser Releasing Parties”), hereby release, acquit and forever discharge, other than as expressly set forth in this Agreement, each Seller and, if applicable, its respective officers, directors, stockholders, partners, employees, successors, assigns, affiliates, agents and counsel, past and present (collectively, the “Sellers Released Parties”), of and from any and all actions and causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, demands, liabilities, costs, expenses, attorneys’ fees, damages, indemnities and obligations of every kind, in law or in equity or otherwise, whether known or unknown, suspected or unsuspected, disclosed or undisclosed, which the Purchaser Releasing Parties had, or now have or which the Purchaser Releasing Parties can, shall or may have against the Sellers Released Parties, arising out of or in connection with any prior agreements or transactions between or among the parties, except for this Agreement.

    6.        Conditions to the Parties’ Obligations.

    (a)        Conditions to the Seller’s Obligations. Each Seller’s obligation to consummate its sale of the Purchased Shares shall be conditioned on the satisfaction or waiver of the following conditions:

    (i)        The representations and warranties of the Purchaser contained in Section 2 shall be true and correct in all material respects on and as of the date hereof and the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date;

    (ii)        The Purchaser shall have substantially performed and complied in all material respects with all agreements, covenants, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date;

    (iii)        There shall not be in effect any preliminary or permanent injunction or other order issued by any state or federal court which prevents the transactions contemplated hereby and no proceedings with respect to any such injunction or order shall be pending; and

(iv) There shall be no material pending or threatened litigation, bankruptcy or insolvency, order or claim with respect to the transactions contemplated herein.

    (b)        Conditions to the Purchaser’s Obligations. The Purchaser’s obligation to consummate its purchase of the Purchased Shares shall be conditioned on the satisfaction or waiver of the following conditions:

    (i)        The representations and warranties of each Seller contained in Section 3 shall be true and correct on and as of the date hereof and the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date;

    (ii)        Each Seller shall have substantially performed and complied in all material respects with all agreements, covenants, obligations and conditions contained in this Agreement that are required to be performed or complied with by him on or before the Closing Date;

    (iii)        There shall not be in effect any preliminary or permanent injunction or other order issued by any state or federal court which prevents the transactions contemplated hereby and no proceedings with respect to any such injunction or order shall be pending;

    (v)        The purchase of the Purchased Shares by the Purchaser hereunder shall not be prohibited by any applicable Law or governmental rule or regulation and shall not subject the Purchaser to any penalty, liability or, in such Purchaser’s sole judgment, other onerous condition under or pursuant to any applicable Law or governmental rule or regulation, and the purchase of the Purchased Shares by the Purchaser hereunder shall be permitted by Laws, rules and regulations of the jurisdictions and governmental authorities and agencies to which the Purchaser is subject; and

(iv) There shall be no material pending or threatened litigation, bankruptcy or insolvency, order or claim with respect to the transactions contemplated herein.

    (c)              Conditions to Both Parties’ Obligations. Each of the parties’ obligations to consummate the purchase and sale of the Purchased Shares shall be conditioned on the satisfaction of the following:

    (i)        Either (A) the Purchaser’s Schedule 13E-3 Transaction Statement, filed on the Effective Date in connection with the Going-Private Transaction (the “Transaction Statement”) shall not have been subject to a review by the SEC and the SEC shall have indicated to the Purchaser that it does not intend to undertake such a review or (B) the Purchaser shall have ultimately resolved all comments received from the SEC pursuant to any SEC review of its Transaction Statement; and

(ii) The Purchaser shall have satisfied its disclosure obligations within the time periods specified under Rule 13e-3(e) and (f) of the Exchange Act.

    7.         Termination.

    (a)               This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(i) at any time, by mutual written agreement of the Purchaser and the Sellers;

    (ii)        at any time after April 30, 2004, by the Purchaser upon five business days’ prior written notice to the Sellers, if the Closing shall not have occurred for any reason other than a breach of this Agreement by the Purchaser;

    (iii)        at any time after April 30, 2004, by the Sellers upon five business days’ prior written notice to the Purchaser, if the Closing shall not have occurred for any reason other than a breach of this Agreement by any Seller; and

    (iv)        by either the Sellers or the Purchaser if a court of competent jurisdiction shall have issued a judgment, order, injunction or decree permanently restraining or prohibiting the transactions contemplated by this Agreement, and such judgment, order, injunction or decree shall have become final and nonappealable; and

    (b)        In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 7(a) hereof, this Agreement shall become void and there shall be no liability on the part of any party hereto except (i) the obligations provided for in this Section 7 and Section 8(h) hereof and (ii) nothing herein shall relieve any party from liability for breach of this Agreement.

    8.        General Provisions.

    (a)        Entire Agreement. This Agreement constitutes the entire agreement of the parties relating to the subject matter hereof and supersede other prior agreements and understandings between the parties both oral and written regarding such subject matter.

    (b)        Severability. It is the desire and intent of the parties to this Agreement that the provisions of this Agreement shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid or unenforceable, this Agreement shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of such Agreement in the particular jurisdiction in which such adjudication is made.

    (c)        Notices. Any notice required or permitted by this Agreement must be in writing and must be sent by facsimile, by nationally recognized commercial overnight courier, or mailed by United States registered or certified mail, addressed to the other party at the address below or to such other address for notice (or facsimile number, in the case of a notice by facsimile) as a party gives the other party written notice of in accordance with this Section 8(c). Any such notice will be effective as of the date of receipt:

    (i)        if to a Seller, to that Seller’s address indicated on Schedule B hereto;

    (ii)        if to the Purchaser, to

Gilat Satellite Networks, Ltd.
Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye
Petah Tikva, 49130 Israel
Attention: Yoav Leibovitch, Chief Financial Officer
Telephone: 011-972-3-925-2525
Facsimile: 011-972-3-925-2945

    with a copy to:

Piper Rudnick LLP 1251 Avenue of the Americas 29th Floor New York, New York 10020-1104 Attention: Jonathan Klein, Esq. Telephone: (212) 835-6000 Facsimile: (212) 884-8502

    (d)        Governing Law; Jurisdiction; Arbitration. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF NEW YORK. COURTS WITHIN THE STATE OF NEW YORK (LOCATED WITHIN NEW YORK COUNTY) OR THE FEDERAL DISTRICT COURT, SOUTHERN DISTRICT, WILL HAVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. THE PARTIES HEREBY CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. Notwithstanding the foregoing, any dispute arising in connection with this Agreement or the transactions contemplated by this Agreement that is not resolved by voluntary agreement of the parties shall be finally and exclusively settled by arbitration in accordance with the provisions of this Section 8(d). If any such dispute arises, any party may at any time deliver written notice that it intends to submit such dispute to arbitration to each other party. If such a notice is delivered to each other party, then the party that delivered such notice shall be entitled to direct submission of the dispute to arbitration. Notwithstanding this Section 8(d), each party shall have the right to seek, pending the establishment of the arbitral tribunal, interim relief in aid of arbitration or to protect the rights of such party in respect of this Agreement from any court of competent jurisdiction. Any request for such interim relief by a party shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate. Such arbitration shall be held in New York, New York (which shall be the exclusive location of such arbitration unless otherwise agreed by the parties) in accordance with the rules and regulations of the American Arbitration Association, with pre-hearing discovery as deemed necessary by the arbitrator. The determination of the arbitrators shall be conclusive and binding upon the parties, and any determination by the arbitrators of an award may be filed with the clerk of a court of competent jurisdiction as a final adjudication of the claim involved, where application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The expenses of each party, including legal and accounting fees, if any, with respect to the arbitration, shall be borne by such party, except to the extent otherwise directed by the arbitrators. The arbitrators shall designate the parties to bear the expenses of the arbitrators or the respective amounts of such expense to be borne by each party. Without limiting the foregoing, the arbitrators shall be authorized to cause the expenses incurred by the prevailing party of any arbitration to be borne by the other party.

    (e)        Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

    (f)        Counterparts. This Agreement may be signed in counterparts and all signed copies of this Agreement will together constitute one original of this Agreement. This Agreement shall become effective when each party hereto shall received counterparts thereof signed by all the other parties hereto.

    (g)        Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the parties hereto except that Purchaser may assign any of its rights (but may not delegate any of its obligations) under this Agreement to any affiliate of the Purchaser. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

    (h)        Fees and Expenses. Whether or not this Agreement and the transactions contemplated hereby are consummated, and except as otherwise expressly set forth herein, all costs and expenses (including legal fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

    (i)        Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to “Section” shall refer to corresponding provisions of this Agreement and whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    (j)        No Third-Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto; provided, however, that this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective and permitted assigns.

    (k)        No Waiver; Modification. Any waiver of any right or default will be effective only in the instance given and will not operate as or imply of any other or similar right or default on any subsequent occasion. No waiver, modification or amendment of this Agreement or of any provision hereof will be effective unless in writing and signed by the party against whom such waiver, modification or amendment is sought to be enforced.

    (l)        Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or equity.

    (m)        Construction. With regard to each and every provision of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that same have or has been mutually negotiated, prepared and drafted, and that if, at any time, the need arises to construe any provision hereof, or any agreement or instrument subject hereto, that no consideration shall be given to the issue of which party actually prepared, drafted, requested, or negotiated any provision of this Agreement or any agreement subject hereto.

    (n)        Tax Liability. Any tax liability which shall be required to be paid with regard to consideration set forth in Section 1 herein, shall be borne by the Sellers.

[Remainder of page intentionally left blank.]

        IN WITNESS WHEREOF, the parties have duly executed this Stock Purchase Agreement as of the day and year first set forth above.

GILAT SATELLITE NETWORKS, LTD. BY: /S/ —————————————— Name: Title:

SELLERS: Lance Mortensen BY: —————————————— Name: Title	Michael Arnouse BY: —————————————— Name: Title

The Mortensen Family Resource Trust BY: —————————————— Name: Title	MCA Irrevocable Trust BY: —————————————— Name: Title

The Mortensen Charitable Resource Trust BY: —————————————— Name: Title	MC Investment Trust BY: —————————————— Name: Title

The Mortensen Irrevocable Family Trust BY: —————————————— Name: Title	Michael Arnouse C.R.T. BY: —————————————— Name: Title

The Cris A Mortensen Trust BY: —————————————— Name: Title	Cavco of North Florida, Inc. BY: —————————————— Name: Title